Mail Stop 4561

November 5, 2009

Hwi Joon Shin
Chief Financial Officer
Webzen Inc.
Daelim Acrotel Building, 8<sup>th</sup> Floor
467-6 Dogok-dong, Kangnam-ku
Seoul, Korea 135-971

> **Re:     Webzen Inc.**
> **Form 20-F For the Fiscal Year Ended December 31, 2008**
> **Filed June 29, 2009**
> **File No. 000-50476**

Dear Mr. Shin:

We have reviewed your response letter dated October 15, 2009 in connection with the above-referenced filing and have the following comment.  If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 6, 2009.

Form 20-F For the Fiscal Year Ended December 31, 2008

Item 19.  Exhibits

1.     We note your response to comment 16 that you intend to request confidential treatment for certain terms and provisions in the related party agreements pursuant to Rule 24b-2 under the Exchange Act.  Please note that related party agreements are generally not appropriate subject matters for confidential treatment.  See Section II.B.2 of Staff Legal Bulletin No. 1A.  Also ensure that you include a materially complete description of these material agreements in your filing.  In this regard, disclose the "certain fixed amounts," "certain installment payments," and "software development and installation fees" that you reference in your responses to comments 7 and 8.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief

cc:     Via facsimile at +852-2533-3388
        Richard (Sukjoon) Lee
        Davis Polk & Wardwell LLP